UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

  X Form 10-K ___Form 20-F ___Form 11-K ___Form 10-Q ___ Form N-SAR
-----

                  For the Period Ended December 31, 2005

                      Commission file number 0-28498
                                            ----------

                       Paradigm Medical Industries, Inc.
                       ---------------------------------
                          Full Name of Registrant

                          2355 South 1070 West
                 ------------------------------------------
         Address of Principle Executive Offices (street and number)

                         Salt Lake City, Utah 84119
                         --------------------------
                          City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X       (a)  The reasons described in reasonable detail in Part III of
------         this form could not be eliminated without unreasonable
               effort of expense;

  X       (b)  The subject annual report, semi-annual report, transition
------         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
               portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

------    (c)  The accountant's statements or other exhibit required by
               Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen days of the date the original report was due.

Part IV - Other Information

     Name and telephone number of person to contact in regard to this notification

     John Yoon                  (801)            924-8872
     -----------------        ---------      ----------------
     Name                     Area Code      Telephone Number

     Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X   Yes      No
     ------    -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           Yes   X   No
     ------    -----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                     Paradigm Medical Industries, Inc.
                     ---------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 3, 2006                By: /S/ John Yoon
                                   ---------------------------------------
                                           John Yoon, President